Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 29, 2020

Ms. Sherry Haywood Division of Corporation Finance Office of Manufacturing U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Mountain Crest Acquisition Corp. Amendment 1 to Registration Statement on Form S-1 Filed May 27, 2020 File No. 333-238320

Dear Ms. Haywood:

On behalf of our client, Mountain Crest Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 28, 2020 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Sherry Haywood May 29, 2020 Page 2

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed May 27, 2020

General

1.	Please revise your registration statement to fill in the blanks, including disclosing the number of common stock that you are authorized to issue on pages 29, 57, and 97, the number of authorized and unissued shares of common stock on page 29, and the dealer concessions on page 103.

Response: The blanks on pages 29, 57, 97 and 103 have been revised in accordance with the Staff’s comment to include the information required.

Sherry Haywood May 29, 2020 Page 3

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner